Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet and Notes to Balance Sheet
as of December 31, 2025 and
Report of Independent Registered Public Accounting
Firm

Filed in accordance with Rule 17a-5(d)(3) as a PUBLIC DOCUMENT.

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

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Deloitte & Touche LLP
100 S. 4th Street
Suite 300
St. Louis, MO 63102
USA

Tel: 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Benjamin F. Edwards & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 2, 2026

We have served as the Company's auditor since 2009.

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 102,929,650
Securities owned, at fair value	1,791,607
Securities owned, at fair value - deferred compensation plan	13,677,084
Due from clearing firm	8,932,971
Property and equipment	12,986,947
Right of use asset	28,018,407
Transition bonus receivable — net of allowance for doubtful accounts of $291,000	39,555,297
Financial advisor transition receivable — net of allowance for doubtful accounts of $10,000	7,415,221
Accounts receivable	6,859,808
Prepaid expenses	6,478,476
Deferred tax asset	2,112,000
Receivable from affiliates	2,022,991
Prepaid income taxes	587,752
Other	579,497
TOTAL	$ 233,947,708

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 9,043,839
Compensation and benefits payable	33,409,824
Deferred compensation	9,317,749
Deferred revenue	684,774
Securities sold not yet purchased, at fair value	275,443
Lease liability	31,880,466
Total liabilities	84,612,095
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	72,090,479
Retained earnings	77,245,034
Total stockholder's equity	149,335,613
TOTAL	$ 233,947,708

See notes to balance sheet.

BENJAMIN F. EDWARDS & COMPANY, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2025

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

   Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including legal and regulatory reserves, at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

   Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

   Securities Owned and Securities Sold, not yet Purchased — The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices.

   Securities Owned - Deferred Compensation Plan — In connection with the Company's non-qualified deferred compensation plan (see Deferred Compensation Payable below), participants can direct their annual awards into eligible investments offered and managed by a third-party administrator. The participants can claim vested awards at an amount that reflects the original award and any subsequent investment gains or losses. The Company purchases investments mirroring those directed by the plan participants in order to meet future obligations and offset any changes in value as a result of the participants' investing decisions. Investments are recorded at fair value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements, the life of the lease including required lease periods and renewals that are deemed to be reasonably assured.

Leases — The Company enters into contracts to lease facilities and equipment to be used in its operations. At contract inception, the Company determines whether a contract contains a lease and determines the appropriate classification of the lease as either operating or finance.

Contracts containing operating leases are recorded on the balance sheet within right of use ("ROU") assets, and lease liabilities. ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term as of the lease commencement date. In addition, ROU assets also include lease payments made and exclude lease incentives and initial direct costs incurred.

Contracts containing finance leases are recognized initially in the same manner as ROU assets and lease liabilities; however, they are recorded on the balance sheet within ROU asset net and lease liability.

The discount rate utilized in determining the present value of future payments for leases, unless implicit in the lease contract, is determined based on the risk-free rate of a Treasury Bill which has a duration that is most similar to that of the lease term.

Many of the Company's lease agreements have both lease and non-lease components, which the Company recognizes separately.

The Company may enter into short-term leases (leases with a lease term of less than one year), which it has elected not to capitalize as assets and liabilities on the balance sheet. As of December 31, 2025 the Company has one short-term lease.

The Company may enter into subleases as the Sublessor. As of December 31, 2025 the Company had one sublease agreements in place.

Transition Bonus Receivable — Financial advisors and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial advisor signs a promissory note, which is typically amortized through a bonus award to the financial advisor or other employee over a 60 to 93 month period beginning 3 months after the financial advisor's start date. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2025, the allowance for losses is $291,000.

Financial Advisor Transition Receivable — Financial advisors are eligible to enter into an agreement with the firm to facilitate the transition of clients to another financial advisor for the purpose of retirement from the firm. The agreed to transition amount is paid to the advisor post-retirement. The financial advisor transition receivable is carried at net realizable value. The firm enters into a separate agreement with the financial advisor that receives the client relationships. This advisor agrees to a reduced commission payout until the value of the transition receivable has been recovered. The allowance for doubtful accounts is management's estimate of the losses within the

receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2025, the allowance for losses is $10,000.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued. The Company accrued a profit-sharing contribution for 2025 of $5,931,000.

Deferred Compensation Payable — Financial advisors who meet a predetermined threshold of revenue during a given production year receive a deferred compensation award as part of our non-qualified deferred compensation plan. Participants can direct their annual awards into eligible investments offered and managed by a third-party administrator. Any gains or losses accruing from these investment decisions will impact the ultimate amount of the awards to be received by the participants. The amount of the awards initially earned are amortized over six years, the year in which the award is earned plus a five-year vesting period. Changes in the Company's obligation due to gains and losses on the underlying investments are recorded in the period in which they occur in proportion to the amount vested. The liability for the deferred compensation plan is $9,317,749 as of December 31, 2025.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a parent-down approach. The Company pays all federal and state taxes for all entities.

Recent Accounting Standards

In December 2023, the FASB issued amended guidance related to disclosures for income taxes (ASU 2023-09). The amendment requires a public entity to enhance its existing annual tabular reconciliation of its statutory income tax rate to its effective tax rate, with certain reconciling items at or above 5% of the applicable statutory income tax rate broken out by nature and/or jurisdiction. The guidance also requires an entity to disclose income taxes paid (net of refunds received), disaggregated by federal, state, and foreign taxes, and net amounts paid to an individual jurisdiction when they represent 5% or more of the total income taxes paid. This new guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. This guidance will be applied on a prospective basis with retrospective application permitted. The company implemented ASU 2023-09 effective January 1, 2025, on a prospective basis. The adoption of this ASU did not have an impact on our financial condition.

In November 2024, the FASB issued amended guidance related to disclosure of aggregated expenses (ASU 2024-03). This amendment requires public business entities to provide detailed disclosures in the to financial statements disaggregating specific expense categories, including employee compensation, depreciation, and intangible asset amortization, as well as certain disclosures to provide enhanced transparency into the nature and function of expenses. This new guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted. This guidance will be applied on a prospective basis with retrospective application permitted. Since this amendment only requires additional disclosures, adoption of this ASU will not have an impact on our financial condition.

3. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company has identified its Executive Committee as the chief operating decision maker ("CODM"), who uses net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions on allocation of capital, such as whether to reinvest profits or pay dividends, while maintaining capital adequacy. Additionally, the CODM uses an income statement measurement to evaluate the results of business. The Company's operations constitute a single reporting segment, because the CODM manages the business activities using information of the Company as a whole.

Segment net worth and net capital for the year ended December 31, 2025:

Total assets	$ 233,947,708
Total liabilities	(84,612,095)
Net worth	149,335,613
Non-allowable assets	(77,432,717)
Haircuts on securities	(2,246,299)
Other deductions	(4,766)
Net capital	$ 69,651,831

4. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and financial advisors. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. The 2025 share awards have a vesting period of five years.

5. PROPERTY AND EQUIPMENT

At December 31, 2025, property and equipment consisted of:

Leasehold improvements	$21,984,975
Furniture and fixtures	9,315,271
Information technology equipment	3,814,452
Fixed assets not placed in service	746,317
Total	35,861,015
Less accumulated depreciation and amortization	(22,874,068)
Total property and equipment — net	$12,986,947

6. **FAIR VALUE MEASUREMENT**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2025 is as follows:

| | Valuation Inputs | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned:				
CD's	$ -	$ 122,284	$ -	$ 122,284
Common Stock	551,073	-	-	551,073
REIT's	-	6,483	-	6,483
Corporate Bonds	-	37	-	37
Government Bonds	-	16,855	-	16,855
Municipal Bonds	-	1,076,262	-	1,076,262
Mutual Funds	18,613	-	-	18,613
Total Securities Owned	$ 569,686	$ 1,221,921	$ -	$ 1,791,607

| | Valuation Inputs | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned - deferred compensation plan:				
Mutual Funds	$ 13,677,084	$ -	$ -	$ 13,677,084
Total Securities Owned - deferred compensation plan	$ 13,677,084	$ -	$ -	$ 13,677,084

| | Valuation Inputs | | | |
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
Mutual Funds	$ 39,898	$ -	$ -	$ 39,898
Common Stock	234,647	-	-	234,647
Government Bonds	-	898	-	898
Total Securities Sold, Not Yet Purchased	$ 274,545	$ 898	$ -	$ 275,443

The Company did not have any liabilities that were measured at fair value on a recurring basis other than securities sold, not yet purchased and deferred compensation as of December 31, 2025. During the year ended December 31, 2025, no transfer of securities between levels 1 through level 3 occurred.

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of due from clearing, right of use asset, transition bonus receivable, financial advisor transition receivable, accounts receivable, prepaid expenses, receivable from affiliates, prepaid income taxes, accounts payable, compensation and benefits payable, deferred revenue, and lease liability are classified as Level 2 of the fair value hierarchy due to their short-term nature.

7. **INCOME TAXES**

Net deferred tax assets consist of the following as of December 31, 2025:

Deferred tax assets:	
Net operating loss carryforward	$ 590,000
Non-qualified deferred compensation	2,097,000
Deferred revenue	179,000
Lease liability	8,314,000
Amortization of restricted stock	1,144,000
Bad debt reserve	28,000
Total deferred tax assets	12,352,000
Deferred tax liabilities:	
Prepaid expenses	(331,000)
Depreciation - property and equipment	(2,602,000)
Right of use asset	(7,307,000)
Total deferred tax liabilities	(10,240,000)
Total deferred taxes, net	$ 2,112,000

As of December 31, 2025, the Company's deferred tax assets and liabilities are primarily the result of non-qualified deferred compensation, amortization of restricted stock awards, depreciation, and the ROU Asset and Lease Liability. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets and concluded no valuation allowance be recorded as of the current reporting date. The Company has various state net operating loss carryforwards, which, if unused, will expire starting in 2027.

The Company's effective income tax rate for December 31, 2025 differs from the federal statutory rate due principally to state taxes, deductions related to vested restricted stock and permanently non-deductible items.

As of December 31, 2025, the Company did not have any material unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. Tax returns, if selected, could be subject to Federal and various state tax examinations. The federal tax returns from tax years 2022 through 2025 and state tax returns from tax years 2021 through 2025 remain open to examination by significant domestic taxing jurisdictions to which the Company is subject. NOLs generated by the Company are open to examination until the expiration of the statues of limitations for the years when the NOLs are utilized. As of December 31, 2025, there were no material outstanding tax-related balances due to or due from Parent.

8. **LEASES**

The Company enters into leases for real estate and equipment. Real estate leases are for home office space and branch locations. Real estate leases have remaining lease terms of less than one year to ten years. Many of the Company's leases include options to extend the leases, typically for a set period of time up to 5 years. Some leases may also include options to terminate the leases within a set period of time or per other contractual terms.

Supplemental information related to leases as of and for the year-ended December 31, 2025 are as follows:

Right of Use Assets Obtained in Exchange for Lease Obligations

Operating Leases	$ 6,077,416
Finance Leases	195,396

Lease Obligations Obtained in Exchange for Right of Use Assets

Operating Leases	$ 6,417,908
Finance Leases	195,396

Right of Use Asset

Operating leases	$ 27,400,164
Finance leases	618,243
Total right of use asset	$ 28,018,407

Lease Liability

Operating leases	$ 31,260,989
Finance leases	619,477
Total lease liability	$ 31,880,466

Weighted Averages

Weighted average remaining lease term (years):	
Operating leases	5.56
Finance leases	3.28
Weighted average discount rate:	
Operating leases	4.30%
Finance leases	4.32%

Lease Payments Due Related to Lease Liability

	Operating	Finance	Total
2026	$ 7,707,519	$ 252,119	$ 7,959,638
2027	7,027,932	183,574	7,211,506
2028	5,517,255	126,096	5,643,351
2029	4,474,502	77,106	4,551,608
2030	3,874,625	24,748	3,899,373
Later years	6,355,024	-	6,355,024
Total	$ 34,956,857	$ 663,643	$ 35,620,500
Imputed interest	(3,695,868)	(44,166)	(3,740,034)
Total Lease Liability	$ 31,260,989	$ 619,477	$ 31,880,466

9. CONTINGENT LIABILITIES

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are held short-term.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

10. RELATED PARTY TRANSACTIONS

The Company pays the income tax liability and incurs certain expenses on behalf of affiliates which are included in receivable from affiliates on the balance sheet. At December 31, 2025, the balance includes a receivable of $1,331,909 due from its Parent, a receivable of $695,259 due from its affiliate, Benjamin F. Edwards Wealth Management, LLC ("EWM"), a wholly owned subsidiary of

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the parent, and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. Effective January 1, 2019, the Company entered into an intercompany expense sharing agreement with EWM for services and support provided.

Benjamin F. Edwards IV, Chief Executive Officer of the Company is on the Board of Directors of Cass Commercial Bank ("Cass Bank"). The Company has cash on deposit in a Cass Bank money market demand account of $15,633,731 as of December 31, 2025. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Parent's Board of Directors is the Chief Executive Officer and Chief Investment Officer of Confluence, an investment management firm, that Benjamin F. Edwards & Company, Inc. utilizes.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2025, the Company had net capital of $69,651,831, of which $69,401,831 was in excess of the minimum required. The Company has a proprietary account of brokers and dealers agreement with Pershing which allows the Company to treat the balance with Pershing as an allowable asset under SEC Rule 15c3-1.

12. SUBSEQUENT EVENTS

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying financial statement through the date the financial statement was issued.

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